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MindWalk Announces Agreement with Teva Australia to Support Defined Antibody-Discovery Workflows

Multi-year agreement covers a defined deployment of ReefIQ™ and specified LensAI™ capabilities

AUSTIN, Texas – (BUSINESS WIRE) – MindWalk Holdings Corp. (“MindWalk”) (NASDAQ: HYFT), a Bio-Native AI company, today announced a multi-year agreement with Teva Pharmaceuticals Australia Pty Ltd (“Teva Australia”) to deploy ReefIQ™, MindWalk’s HYFT®-powered biological context layer with specified LensAI™ analytical capabilities, in support of a defined scope of antibody-discovery work. Teva Australia will use the AI capabilities to support discovery decisions based on generated predictions and accelerate antibody design optimization. MindWalk has been collaborating with Teva Australia since 2018.

“We are pleased to continue our collaboration with Teva Australia through this defined deployment,” said Jennifer Bath, PhD, President and Chief Executive Officer of MindWalk.“Across the industry, the constraint in antibody discovery is no longer generating data. It is connecting and governing that data and carrying what a program team learns to the next phase. That is exactly what ReefIQ was built to do for companies.”

Under the agreement, MindWalk will provide authorized analysis of approved data sources within the agreed scope. Deployment and use will be subject to Teva Australia’s applicable information-security, privacy, data-governance, scientific-review and human-oversight requirements. Financial terms were not disclosed.

“The power of AI in drug discovery is not in generating more possibilities, it’s about helping scientists find the ones that matter. By pairing computational insight with deep biological expertise and experimental validation, we can make smarter decisions earlier and focus on antibodies with the greatest potential to become meaningful medicines,” said Anthony Doyle, Vice President, Antibody Discovery at Teva Australia.

For MindWalk, the agreement is the kind of recurring-revenue platform relationship the company told the market to expect. A fee-for-service project ends when the deliverable is shipped, and a conventional software subscription is priced by the seat. A ReefIQ deployment is different on both counts: it is a multi-year platform relationship with recurring revenue, supporting scientists as programs advance within the agreed scope and under each company’s data-governance requirements.

MindWalk is in active discussions with additional life sciences organizations regarding ReefIQ deployments.

About ReefIQ™

ReefIQ™ is MindWalk’s biological context layer for life sciences, powered by HYFT® Technology. HYFT provides the underlying biological representation: 660 million biological patterns and 25 billion relationships refined over 20 years of curation. ReefIQ organizes and governs connected biological context drawn from agreed sources, including sequences, structures, assay outputs, literature, evidence, provenance, and program history. LensAI™, MindWalk’s reasoning and application layer, and client selected models or agents operate over that context, subject to each client’s integration, deployment, governance, and human-review requirements. As new data and relationships are added, updated context becomes available under the client’s governance, and prior positive and negative results remain queryable where authorized. AI models turn over; the context layer accumulates.

About MindWalk Holdings Corp.

MindWalk Holdings Corp. (NASDAQ: HYFT) is a Bio-Native AI company building the BioIntelligence infrastructure that life sciences AI and agentic AI require, integrating AI, data, and advanced wet lab capabilities into one connected discovery ecosystem. At its core is HYFT® Technology, a proprietary, function-aware representation of biology. Its HYFT fingerprints span sequence and structural biology and, refined over 20 years of curation, form a continuously evolving biological representation of 660 million patterns and 25 billion relationships. This enriched biological representation is the architecture behind ReefIQ™, the biological data substrate that provides context for life sciences, enriching data at ingestion and growing more valuable with each program run on it, and LensAI™, the reasoning and application layer for target discovery, candidate diligence, portfolio decision support, and the agentic AI workflows pharma is racing to deploy. By design, value compounds in this HYFT representation layer, not in any individual AI model that runs on top of it.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are often identified by terms such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” or similar expressions. Forward looking statements in this press release include, without limitation: the expected scope and duration of the agreement; the expected role of ReefIQ and LensAI in Teva Australia’s antibody-discovery workflows; MindWalk’s expectation that the agreement will generate recurring revenue and that the value of the platform will increase with use; and MindWalk’s expectation of entering into additional ReefIQ agreements with other life sciences organizations. Forward-looking statements are based on management’s current expectations and assumptions and are subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially, including: risks relating to the execution and timing of the agreement; the possibility that the agreement is terminated, not renewed, or renewed on different terms, or that its scope changes; the technical performance of AI-based discovery methods and of the underlying compute infrastructure; MindWalk’s ability to convert current discussions into additional agreements; risks relating to the market acceptance and commercial outcomes of ReefIQ, including trademark availability and clearance for the ReefIQ name; the build-out of data governance and integrity capabilities for regulated workloads; competition; intellectual property risks; regulatory determinations; and capital markets conditions. Additional information is available in MindWalk’s Annual Report on Form 20-F and other filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov/edgar). Except as required by law, MindWalk undertakes no obligation to update any forward-looking statement. Nothing in this press release constitutes investment advice. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Trademarks

HYFT® is a registered trademark of MindWalk Holdings Corp. ReefIQ™ and LensAI™ are trademarks of MindWalk Holdings Corp. or its subsidiaries; ReefIQ™ registration is pending. All other trademarks are the property of their respective owners.

Contacts

Investor Relations:

Louie Toma, CPA, CFA, Managing Director, CoreIR

investors@mindwalkai.com